                                                          Pursuant to Rule 424B3
                                                      Registration No. 333-65831



                                  PROSPECTUS
                                  ----------
                           SUNGARD DATA SYSTEMS INC.

                         703,053 SHARES OF COMMONSTOCK

     The stockholders of SunGard Data Systems Inc. listed in this prospectus under the title "Selling Stockholders" are offering and selling 703,053 shares of SunGard common stock pursuant to this prospectus. The selling stockholders may use this prospectus to sell their stock from time to time until July 22, 1999. SunGard will not receive any part of the proceeds from the sale of these shares of common stock.

     The selling stockholders may sell their SunGard common stock in one or more transactions on the New York Stock Exchange at prevailing market prices or at privately negotiated prices.


     INVESTING IN SUNGARD'S COMMON STOCK INVOLVES SOME RISK. sEE "RISK FACTORS" BEGINNING ON PAGE 4.


     SunGard's common stock is listed on the New York Stock Exchange under the symbol "SDS." On November 23, 1998, the last reported sale price of the common stock was $32.44 per share.

     Neither the Securities and Exchange Commission nor any state securities Commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


                               _________________

               THE DATE OF THIS PROSPECTUS IS NOVEMBER 24, 1998


     The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective.
         You should rely only on the information or representations provided in this prospectus. SunGard has not authorized anyone to provide you with different information. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is prohibited. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

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

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Where You Can Find More Information........................................    3

About SunGard .............................................................    4

Use of Proceeds ...........................................................    4

Risk Factors...............................................................    4

Selling Stockholders.......................................................    6

Plan of Distribution.......................................................    7

Legal Opinion..............................................................    8

Experts....................................................................    8

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

                      WHERE YOU CAN FIND MORE INFORMATION

         SunGard has filed a registration statement on Form S-3 with the Securities and Exchange Commission (the "SEC") that provides additional information about SunGard and the SunGard common stock owned by the selling stockholders. This prospectus is part of that registration statement, but does not contain certain information that is in the registration statement. For such additional information, you must read that registration statement along with its exhibits.

         SunGard files annual, quarterly and special reports, proxy statement and other information with the SEC. You may read and copy any document SunGard files at the SEC`s Public Reference Rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Rooms. You may also obtain such materials and any other information about SunGard at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding SunGard and other registrants that electronically file their reports with the SEC. The address of the site is http://www.sec.gov.

         The SEC allows SunGard to "incorporate by reference" the information SunGard files with them, which means that SunGard can disclose important information to you by referencing you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that SunGard files with the SEC will automatically update and supersede this information. SunGard incorporates by reference the documents listed below and any future filings SunGard makes with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities and Exchange Act of 1934 until the selling stockholders sell all of the shares.

         . SunGard's Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

         . SunGard's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998;

         . SunGard's Current Report on Form 8-K filed with the Commission on January 16, 1998; and

         . The description of SunGard Common Stock that is incorporated by reference in SunGard's registration statement on Form 8-A filed on May 14, 1997, including any amendments or reports filed for the purpose of updating such description.

         You may request a copy of these filings, at no cost, by writing or telephoning us at the following address or telephone number:

                  Investor Relations
                  SunGard Data Systems Inc.
                  1285 Drummers Lane
                  Wayne, Pennsylvania 19087
                  telephone: (610) 341-8700.

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

                                 ABOUT SUNGARD

         SunGard is a computer services and application software company. SunGard provides specialized investment support systems, computer disaster recovery services, and healthcare information systems. SunGard is a Delaware corporation that was organized in 1982. SunGard's principal executive offices are located at 1285 Drummers Lane, Wayne, Pennsylvania, 19087, and its telephone number is (610) 341-8700.

                                USE OF PROCEEDS

         All net proceeds from the sale of the SunGard shares will go to the selling stockholders who offer and sell their shares. Accordingly, SunGard will not receive any proceeds from the sale of the shares by the selling stockholders.

                                 RISK FACTORS

         Statements about SunGard's outlook and all other statements made in this prospectus or incorporated by reference in this prospectus other than historical facts are forward-looking statements. Since these statements involve risks and uncertainties and are subject to change at any time, SunGard's actual results could differ materially from expected results. SunGard derives most of its forward-looking statements from its operating budgets and forecasts, which are based upon many detailed assumptions. While SunGard believes that its assumptions are reasonable, it cautions that there are inherent difficulties in predicting certain important factors, especially the timing and scope of software sales, the timing and magnitude of technological advances and year 2000 compliance, the integration and performance of acquired businesses, the prospects for future acquisitions, and the overall condition of the financial services industry. These factors, as and when applicable, are discussed in SunGard's filings with the Securities and Exchange Commission, including its most recent Form 10-K, a copy of which may be obtained from SunGard without charge. See "Where You Can Find More Information."

         ACQUISITIONS. SunGard intends to grow both by expanding its existing businesses and by acquiring similar businesses. Therefore, part of SunGard's growth depends on its ability to find suitable businesses to acquire on affordable terms. Competition from other buyers and stock market fluctuations may make it more difficult for SunGard to find and complete acquisitions. SunGard may have to raise money in the debt or equity markets to finance future acquisitions. Furthermore, businesses acquired by SunGard may perform worse than expected or may be more difficult to integrate and manage than expected. If that happens, then SunGard's business and financial results may be materially and adversely affected, and SunGard may have to write off goodwill or other intangible assets if the acquisition was accounted for as a purchase. As of the date of this prospectus, SunGard acquired seven businesses during 1998.

         TECHNOLOGICAL AND INDUSTRY CHANGES. SunGard's success depends, in part, on regularly adapting its computer services and software to new computer and communications technology. Doing this in a timely and cost effective manner may be difficult, especially when faced with rapid technological changes that are hard to predict. SunGard also must adapt its computer services and software to business, regulatory and other changes in the financial services and healthcare industries. If SunGard does not successfully update its software in response to technological and industry changes, or if its new products are delayed or are not well received by customers, then SunGard's business and financial results may be materially and adversely affected.

         FINANCIAL SERVICES INDUSTRY. SunGard sells most of its computer services and software to banks, mutual funds, brokers and other financial services firms. If the financial services industry does poorly (for example, if securities trading activity declines, or the number or value of managed portfolios decreases), then SunGard's business will likely suffer.

         HEALTHCARE INFORMATION SYSTEMS INDUSTRY. SunGard entered the healthcare information systems business in 1995. A number of SunGard's competitors in this industry may be able to compete more effectively than SunGard because, for example, they have more experience than SunGard or are much larger than SunGard.

         YEAR 2000 COMPLIANCE. Although many of SunGard's products are already year 2000 compliant (meaning that they can handle dates in the year 2000 and beyond), SunGard is still working on year 2000 compliance projects for some of its important products. SunGard believes that it will complete these projects without spending more than it expected to for product development. Nevertheless, SunGard may have to add personnel and buy new software and hardware earlier than planned in order to finish this work, and personnel expenses may increase faster than expected if year 2000 issues cause a shortage in the availability of experienced programmers. Also, SunGard may encounter unanticipated year 2000 problems, like a problem with another company's software or hardware that interacts with SunGard's products or that is used by SunGard. If any of SunGard's important products is not year 2000 compliant on a timely basis, then SunGard's business and financial results may be materially and adversely affected. In addition, if SunGard fails to meet its commitments to customers to complete major conversions to year 2000 compliant systems during 1999, then its business and financial results may be materially and adversely affected. Furthermore, year 2000 issues may cause an acceleration of software buying decisions, which could slow down SunGard's business after year 2000.

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

                             SELLING STOCKHOLDERS

         The following table provides certain information as of the date of this prospectus regarding each selling stockholder's ownership of SunGard common stock and as adjusted to give effect to the sale of the shares offered by this prospectus. All of the shares being offered by the selling stockholders were acquired by them as a result of SunGard's acquisition of Multinational Computer Models, Inc. The shares are being registered to permit public secondary trading in the shares and the selling stockholders may offer the shares for resale from time to time. See "Plan of Distribution."

                                                  # OF SHARES      # OF SHARES        # OF SHARES    % OF SHARES
                                                 OWNED BEFORE     BEING OFFERED       OWNED AFTER    OWNED AFTER
         NAME OF SELLING STOCKHOLDER             THE OFFERING       FOR SALE         THE OFFERING   THE OFFERING
----------------------------------------------  --------------   ---------------    -------------  --------------
Chris Arndt...................................         14,000           14,000                0         *

John Boswick..................................         27,153           27,153                0         *

Jeffrey Diorio................................          7,000            7,000                0         *

Abraham George/(1)/...........................        313,785          313,785                0         *

Aleyamma George...............................         10,768           10,768                0         *

Bijoy George..................................        193,942          193,942                0         *

Matthew George................................         11,818           11,818                0         *

Robert Hawkins................................          6,153            6,153                0         *

Vinita Ittoop.................................         28,958           28,958                0         *

Lekha Keister.................................         18,598           18,598                0         *

William Lipp..................................         10,500           10,500                0         *

Richard Neidzwiecki...........................          7,000            7,000                0         *

Michael Poisson...............................         13,153           13,153                0         *

Donald Roth...................................         10,500           10,500                0         *

Martin Ruskin.................................          8,725            8,725                0         *

Stephen Wiehe.................................         21,000           21,000                0         *

----------------------------
*        Less than one (1) percent of the outstanding Common Stock of SunGard.

(1) Mr. Abraham George is Vice Chairman of Multinational Computer Models, Inc., a wholly owned subsidiary of SunGard.

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

                             PLAN OF DISTRIBUTION

         The selling stockholders have not advised SunGard of any specific plans for distributing their SunGard common stock covered by this prospectus. The selling stockholders, or their pledgees, donees, transferees or other successors in interest, may sell the shares from time to time in one or more transactions on the New York Stock Exchange (which may involve block transactions), in special offerings, in negotiated transactions, or otherwise. Such sales may be made at market prices prevailing at the time of the sale, at prices related to such prevailing market prices, or at negotiated prices. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act of 1933 might be sold under the terms of such rule rather than pursuant to this prospectus.

         In connection with distributions of the shares registered under this prospectus, the selling stockholders or their successors in interest may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the shares registered hereunder in the course of hedging the position they assume with selling stockholders. The selling stockholders may also sell shares short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers, which require delivery to the broker-dealer of the shares registered hereunder, which the broker-dealer may resell or otherwise transfer pursuant to this prospectus. A selling stockholder may also loan or pledge the shares registered hereunder to a broker-dealer and the broker-dealer may sell the shares so loaned or, upon default, the broker-dealer may effect sales of the pledged shares pursuant to this prospectus.

         The selling stockholders may use brokers or dealers to sell their shares. If this happens, such brokers or dealers may receive commissions or discounts from the selling stockholders in amounts negotiated immediately prior to the sale. Such brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with such sales, and their commissions or discounts and other compensation may be deemed underwriters' compensation.

         If a selling stockholder notifies SunGard of any material arrangement that it has entered into with a broker or dealer for selling shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, SunGard will file a supplemented prospectus, if required, pursuant to Rule 424(c) under the Securities Act of 1933. In that supplemented prospectus, SunGard will disclose:

         .     the name of each such broker-dealer;
         .     the number of shares involved;
         .     the price at which such shares were sold;
         .     the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;
         .     that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and
         .     any other facts material to the transaction.

         This registration statement will remain effective until the earlier of
(i) the date on which all of the shares included in the registration statement have been distributed to the public or (ii) July 22, 1999.

         SunGard will pay its own legal and accounting fees, all registration and filing fees attributable to the registration of the shares, all legal fees and filing fees relating to state securities or "blue sky" filings, the filing fee payable to the New York Stock Exchange and all printing fees incurred in connection herewith. Each selling stockholder will pay his, her or its own legal and accounting fees and any other expenses incurred by the selling stockholder. Any commissions, discounts or other fees payable to broker-dealers in connection with any sale of the shares will be borne by the selling stockholder selling such shares.

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

         SunGard has agreed to indemnify the selling stockholders in certain circumstances, against certain liabilities, including liabilities arising under the Securities Act of 1933. Each selling stockholder has agreed to indemnify SunGard, its directors, and its officers who sign the registration statement against certain liabilities, including liabilities arising under the Securities Act of 1933.


                                 LEGAL OPINION

         For the purposes of this offering, Lawrence A. Gross, Esquire, SunGard's Vice President and General Counsel, is giving his opinion on the legality of the shares being registered. As of the date of this prospectus, Mr. Gross beneficially owns 119,594 shares of SunGard common stock.

                                    EXPERTS

         The consolidated balance sheets of SunGard and subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997 have been incorporated by reference in this prospectus and in the registration statement in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

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